SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                October 24, 2002
                         Commission File No. 0001123455

                                    Head N.V.
                 (Translation of Registrant's Name Into English)

                                    Blaak 16
                                3011 TA Rotterdam
                                 The Netherlands
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F /X/                Form 40-F /__/

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

         Yes /__/                      No /X/



Enclosure: Press Release "HEAD NV Announces Share Purchase" dated October 24, 2002.




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SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    HEAD N.V.


Date: October 24, 2002              By:  /s/ Johan Eliasch
                                         -----------------
                                    Chairman and Chief Executive Officer



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                                                        [HEAD LOGO]
Press Release

HEAD NV Announces Share Purchase



Rotterdam, October 24, 2002. Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced that it has purchased an additional 628,110 of its shares since the Company's last announcement on August 30th 2002. This brings the total number of shares purchased to 1,843,460, or 4.6% since the Board resolution authorizing the Board of Management to buy back up to 10% of its outstanding share capital during a period of 18 months was approved on 28th May 2002.

Details of any further share buy backs or any transactions relating to our treasury stock will be posted to our investor relations' site (www.head.com) under news releases.

About Head
Head NV is a leading global manufacturer and marketer of premium sports equipment. We are a technology driven company, our motto being "Superior Performance Through Superior Technology".

We can trace our roots back to 1950 when Howard Head, the inventor of the first metal ski, founded the company. The Tyrolia bindings and Mares diving brands were added in the 1970's and more recently the Penn balls and Dacor diving brands were acquired during the 1990's.

Head NV has been under its present management since 1996 and was listed on the New York Stock Exchange and the Vienna Stock Exchange in September 2000 in connection with our initial public offering.

Our current operations are organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing

Within these divisions we have created or acquired some of the most recognizable brands in the sporting goods market including:

Head         Tennis, squash and racquetball racquets; alpine skis and ski boots;
             snowboarding boards, bindings and boots; accessories and apparel

Penn         Tennis and racquetball balls


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Tyrolia      Ski bindings

Mares/Dacor  Diving equipment

Our key ski, racquet and diving products all have leading market positions and appeal to a wide range of consumers from novices to some of the world's top athletes including Andre Agassi, Gustavo Kuerten, Hannes Trinkl and Francisco "Pipin" Ferreras.

Our products are sold through over 30,000 accounts including pro shops, specialty sporting goods stores and mass merchants in over 80 countries around the world.

Our strategy has always been to develop groundbreaking products positioned at middle to high price points. We believe this helps us achieve our financial returns as well as gain market share.

For more information, please visit our website: www.head.com


Analysts, investors, media and others seeking financial and general information, please contact Investor Relations

Robert Kosian: US
Tel: 1 843 937 4882 or 1 843 814 9508
e-mail: htmbk@aol.com

Clare Vincent: Europe
Tel: +44-207-499 7800; Fax: +44-207-491 7725
 e-mail: htmcv@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43-1-701 79354; Fax +43-1-707 8940